Mail Stop 6010


	March 1, 2006


Paul W. Sandman, Esq.
Executive Vice President, Secretary and General Counsel
Boston Scientific Corporation
One Boston Scientific Plaza
Natick, Massachusetts 01760-1537

Re:	Boston Scientific Corporation
	Joint Proxy Statement/Prospectus on Form S-4
      Filed February 6, 2006
	File No. 333-131608

Dear Mr. Sandman:

      We have reviewed your letter submitted on February 28, 2006 and the related changed pages and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the revisions you have made in response to our prior comment 2. After the first occurrence of your disclosure of the trading price of Boston Scientific`s and Guidant`s common stock as of
January 24, 2006 and as of a recent practical date, please clearly compare that information with the implied aggregate merger consideration per share of Guidant`s common stock.

2. We note from your revised disclosure on page 95 that of the $14 billion available pursuant to the commitment letter, you will only be using approximately $7.1 billion to finance the cash portion of the merger consideration. Please revise your disclosure to clarify why you have secured a commitment in excess of the amount you intend to use to fund the cash portion of the merger consideration. Also, please disclose the fees that Boston Scientific will incur as a result of obtaining the financing arrangements contemplated in the commitment letter.

3. Please disclose, if true, that the amount available under the revolving facility will be reduced by the amount of the proceeds you receive from the sale of your securities to Abbott.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3444 with any questions regarding our comments.

      Sincerely,



      Perry Hindin
      Special Counsel


cc:	Peter D. Lyons, Esq. (via fax)
	Clare O`Brien, Esq. (via fax)
	Scott D. Petepiece, Esq. (via fax)

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Paul W. Sandman, Esq.
Boston Scientific Corporation
March 1, 2006
Page 1